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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(CUSIP Number)

Edward L. Terry
c/o Davis Terry Management Company, LLC
2401 Lake Park Drive #355
Smyrna, GA 30080
770-437-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278608104			Page 1 of 5

1.	Name of Reporting Person: Edward L. Terry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF - for shares beneficially owned PF - for shares solely owned

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000

		8.	Shared Voting Power: 883,632

		9.	Sole Dispositive Power: 2,000

		10.	Shared Dispositive Power: 883,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 885,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 278608104			Page 2 of 5

1.	Name of Reporting Person: Davis Terry, LP		I.R.S. Identification Nos. of above persons (entities only): 58-2062441

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 854,832

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 854,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 854,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 278608104			Page 3 of 5

1.	Name of Reporting Person: Davis Terry Management Company, LLC		I.R.S. Identification Nos. of above persons (entities only): 58-2446894

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 854,832

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 854,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 854,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 278608104			Page 4 of 5

1.	Name of Reporting Person: EMT Properties, Inc. Profit Sharing Plan		I.R.S. Identification Nos. of above persons (entities only): 58-2491342

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Georgia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 28,800

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 28,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.45%

14.	Type of Reporting Person (See Instructions): EP

CUSIP No. 278608104			Page 5 of 5

1.	Name of Reporting Person: Elaine C. Terry		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 856,832

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 856,832

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 856,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.4%

14.	Type of Reporting Person (See Instructions): IN

Schedule 13D

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by a group consisting of Edward L. Terry, Elaine C. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan (collectively, the “Reporting Persons” or the “Group”)and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material change” means no material changes to the responses contained in the Schedule 13D previously filed by the Group on June 15, 2004.

Item 1. Security and Issuer.

     No material change.

Item 2. Identity and Background.

     No material change.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable, as no additional shares have been acquired at this time.

Item 4. Purpose of Transaction.

     On May 16, 2005, ebank Financial Services, Inc. (the “Company”), announced the signing of a Standstill Agreement with Edward L. Terry, certain of Mr. Terry’s affiliates, and Gary R. Rhineheart in conjunction with Messrs. Terry and Rhineheart’s filing of a Notice of Change in Control with the Office of Thrift Supervision (“OTS”). The effectiveness of the Standstill Agreement is conditioned on OTS approval of the Messrs. Terry’s and Rhineheart’s Notice of Change in Control. Mr. Terry and Mr. Rhineheart, as part of an investor group, including Mr. Terry’s affiliates, Davis Terry LP, Elaine Terry, and EMT Properties, Inc. Profit Sharing Plan, currently own approximately 15.36% of the outstanding shares of the Company’s common stock, subject to the terms of a Rebuttal of Presumption of Control filed with and accepted by the OTS in May 2004.

     The Standstill Agreement permits Mr. Terry and Mr. Rhineheart to purchase, individually, up to 33% of the Company’s voting securities in the market, and, so long as they own at least 25% of the Company’s voting securities, to elect one person as a director of the Company. Messrs. Terry and Rhineheart also have agreed not to (i) participate in any “extra-ordinary transaction” with the Company or its affiliates, (ii) solicit proxies in opposition to Company management, or (iii) to become part of a “group” with any other persons. Among other things, the Standstill Agreement provides Messrs. Terry and Rhineheart piggyback registration rights with respect to their shares of Company common stock. Upon the approval of the Notice of Change in Control by the OTS, Mr. Terry will individually acquire ownership of all shares currently held by the other members of the Group. The Company and Messrs. Terry and Rhineheart intend to explore, subject to approval of the parties and regulatory approvals, creating a mortgage company joint venture between ebank, a wholly-owned subsidiary of the Company, and a mortgage banking affiliate of Messrs. Terry and Rhineheart.

     In addition to the Reporting Persons named herein, Mr. Gary R. Rhineheart may be deemed to be part of the Group. As mentioned above, Mr. Rhineheart, a business associate of Edward L. Terry, jointly filed the Notice of Change in Control with Mr. Terry. The Group disclaims beneficial ownership of any and all shares owned, directly or indirectly, by Mr. Gary Rhineheart.

     Other than as described above, the Group does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer, except as permitted under the terms of the Standstill Agreement and the Notice of Change in Control, (and prior to any approval of the Notice of Change in Control by the OTS, the Rebuttal of Presumption of Control); the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.

Item 5. Interest in Securities of the Issuer.

     No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Unless and until the Notice of Change in Control is approved by the OTS, Edward L. Terry, Davis Terry, LP, Davis Terry Management Company, LLC and EMT Properties, Inc. Profit Sharing Plan, together with Mr. Gary Rhineheart, an individual, remain subject to the provisions of the Rebuttal of Control agreement with the Office of Thrift Supervision, wherein they have affirmed that they are not intending to control the Issuer and they have agreed, as a group, to limit their ownership to less than 25% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).

     Upon notice of acceptance of the Notice of Change in Control by the OTS, Messrs. Terry and Rhineheart will be subject to the provisions of both the Notice of Change in Control and the Standstill Agreement in which they agreed, as a group, to limit their ownership to 33% of the outstanding voting shares of the Company, as calculated pursuant to 12 C.F.R. § 574.2(u).

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1. Standstill Agreement

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward L. Terry

Date: May 24, 2005

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elaine C. Terry

Date: May 24, 2005

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVIS TERRY, L.P.

By: Davis Terry Management Company, LLC, as General Partner

By: /s/ Edward L. Terry and

By: /s/ Elaine C. Terry

Date: May 24, 2005

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVIS TERRY MANAGEMENT COMPANY, LLC

By: /s/ Edward L. Terry and

By: /s/ Elaine C. Terry

Date: May 24, 2005

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMT PROPERTIES, INC. PROFIT SHARING PLAN

By: /s/ Edward L. Terry
Managing Trustee

Date: May 24, 2005